SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eltek Ltd.

6-K Item

1. Eltek Regains Compliance with NASDAQ Minimum Bid Price Listing Requirement

Eltek Regains Compliance with NASDAQ Minimum Bid Price Listing Requirement

PETACH-TIKVA, Israel, December 19, 2017 - Eltek Ltd. (NASDAQ: ELTK) (the “Company”), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that on December 11, 2017, it received written notice from the NASDAQ Stock Market Inc. indicating that the Company has regained compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Date:  December 19, 2017